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                               February 13, 2023

       David J. Matlin
       61 Cedar Pt. Lane
       Sag Harbor, NY 11963

                                                        Re: Clene Inc.
                                                            Schedule 13D filed
by David J. Matlin
                                                            Filed February 6,
2023
                                                            File No. 005-91949

       Dear David J. Matlin:

                                                        We have reviewed the
above-captioned filing, and have the following comments.

               Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

                After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

       Schedule 13D filed February 6, 2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        November 2, 2022. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within 10 days
after the acquisition of more than five percent of a class of equity securities specified in
Rule 13d-1(i). Based on the November 2, 2022 event date, the
                                                        Schedule 13D submitted
on February 6, 2023 was not timely filed. Please advise us why the Schedule 13D was
not filed within the required 10 days after the acquisition.
   2. We note footnote number two to the cover page explains that the percentage of beneficial ownership reported as
being owned is based upon 73,820,010 shares of the issuer   s
                                                        common stock
outstanding. Under Rule 13d-3(d)(1), "a person is deemed to be the beneficial owner of a
security....if that person has the right to acquire beneficial ownership of such security [ ]
within sixty days..." and "[a]ny securities not outstanding which are subject to such
options...shall be deemed to be outstanding for the purpose of computing the percentage of
outstanding securities of the class...." Accordingly, please revise the disclosure to clarify,
if true, that the amount of beneficial ownership was calculated in part based on the amount
outstanding as determined under Rule 13d-3(d)(1).
 David J. Matlin
61 Cedar Pt. Lane
February 13, 2023
Page 2
3.     In response to Item 5(c) to Schedule 13D, the disclosure reads in part:
"[e]xcept as
       described in this Schedule 13D...." Item 5(c) of Schedule 13D requires a description of
       "any transactions in the class of securities reported on that were effected during the past sixty days....." The disclosure offered in reply to this requirement suggests transactions
       have occurred within the specified sixty day period and have been disclosed in the
       Schedule 13D. Please revise to remove the implication that reportable transactions did in fact occur, or alternatively, disclose exactly which transactions did occur within the period specified under Item 5(c) of Schedule 13D.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy (202) 551-7576 or Nicholas Panos at (202)
551-3266.



                                                             Sincerely,
FirstName LastNameDavid J. Matlin
                                                             Division of
Corporation Finance
Comapany Name61 Cedar Pt. Lane
                                                             Office of Mergers
& Acquisitions
February 13, 2023 Page 2
cc:       Kevin Shuler, Esq.
FirstName LastName